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                [LEBOEUF, LAMB, GREENE & MACRAE LLP LETTERHEAD]



                                  April 7, 2006


Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:        RAM HOLDINGS LTD.
           REGISTRATION STATEMENT ON FORM S-1/A, FILED MARCH 23, 2006 FILE NO. 333-131763

Dear Mr. Riedler:

           This letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Staff") set forth in your letter dated April 4, 2006 to Richard Lutenski, Chief Financial Officer of RAM Holdings Ltd. (the "Company"), with respect to the above-referenced registration statement (the "Registration Statement"). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

           Where indicated below, requested changes have been included in Amendment No. 2 to the Registration Statement (the "Amendment No. 2"), which is being filed simultaneously with this response.

           We appreciate the effort that went into the Staff's comments, which we have considered carefully and respond to below. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it. All page references are to pages of the clean version of Amendment No. 2, which includes the Prospectus as revised.

           In connection with our response, we are submitting the following materials:

           1.        Five revised, clean courtesy copies of Amendment No. 2; and
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Mr. Jeffrey P. Riedler
April 7, 2006
Page 2


           2. Five courtesy copies of Amendment No. 2, marked to show changes from the document filed on March 23, 2006.

GENERAL
CRITICAL ACCOUNTING POLICIES
LOSS AND LOSS EXPENSE RESERVES, PAGE 33

1. WE REFER TO YOUR RESPONSE TO COMMENT 17, AS WELL AS, THE FIRST PARAGRAPH ON PAGE 34. IT IS STILL UNCLEAR HOW YOU ESTABLISH YOUR UNALLOCATED RESERVE, IN PARTICULAR HOW THE RESERVE FACTORS ARE ESTABLISHED. PLEASE REVISE THE THIRD SENTENCE TO CLEARLY STATE THE MATHEMATICAL PROCESS THAT YOU GO THROUGH TO DETERMINE YOUR RESERVE FACTORS. IN ADDITION, YOU MENTION THAT YOU ESTABLISH RESERVE FACTORS, WHICH WOULD INFER THAT MULTIPLE RESERVE FACTORS ARE CREATED, BUT IT IS UNCLEAR FROM YOUR FILING HOW THESE MULTIPLE RESERVE FACTORS ARE APPLIED TO THE OUTSTANDING PAR EXPOSURE. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY.

                     The Registration Statement has been amended to state the mathematical process and to provide the disclosure as suggested. See page 34.

2. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO COMMENT 17 IN WHICH YOU DISCLOSE SEVERAL OCCURRENCES THAT WOULD AFFECT YOUR UNALLOCATED RESERVES AND PROVIDE AN ANALYSIS FOR A 10% INCREASE IN THE RATIO OF UNALLOCATED RESERVES TO OUTSTANDING PAR AND A 10% INCREASE IN THE RATIO OF YOUR WEIGHTED AVERAGE CAPITAL CHARGE TO THAT OF THE PRIMARY INSURED CUSTOMERS. YOU DISCLOSE THAT THESE 10% CHANGES ARE UNLIKELY. TO AID AN INVESTOR IN UNDERSTANDING THE POTENTIAL VARIABILITY IN YOUR UNALLOCATED RESERVE BALANCE, PLEASE REVISE YOUR ANALYSIS TO DISCLOSE THE REASONABLY LIKELY CHANGES IN THESE ASSUMPTIONS AND QUANTIFY THE EFFECT THESE CHANGES WOULD HAVE ON YOUR OPERATIONS AND FINANCIAL POSITION.

                     The Registration Statement has been amended to disclose changes in the unallocated reserve balance that we believe are reasonably possible. See page 34. We respectfully note that the formula for unallocated reserves is based on actual data as opposed to assumptions and we believe that we do not have a basis to reliably speculate on the probability or magnitude of changes in these data. As a result, the revised analysis and disclosure is based on the highest observed values of relevant data over the past two years, so as to disclose the greatest potential variability based on recent experience.

VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS, PAGE 34

3. WE HAVE READ YOUR RESPONSE TO COMMENT 18 AND NOTE THAT ONE OF THE REFINEMENTS TO YOUR MODEL WAS TO CHANGE THE ESTIMATE FAIR VALUE TO BE BASED ON RELATIVE CHANGES IN SPREADS INSTEAD OF ABSOLUTE CHANGES IN SPREADS. PLEASE EXPLAIN TO US WHY THIS IS A CHANGE IN ESTIMATE AND NOT A CORRECTION OF AN ERROR. PLEASE REFER TO APB 20 PARAGRAPH 13 IN YOUR RESPONSE.
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Mr. Jeffrey P. Riedler
April 7, 2006
Page 3


                     APB 20, paragraph 13 states that "...Errors in financial statements result from mathematical mistakes, mistakes in application of accounting principals, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment. Thus, an error is distinguishable from a change in estimate..."

                     As noted in the response to comment 18 in our March 22nd response letter, one of the refinements in management's fair value estimation is the use of relative spreads instead of the absolute change in spreads used prior to the refinement. This and other model enhancements were based on management's research, and consideration of current modeling techniques available and newly available data that, in turn, provided the Company with further insight that led to an improved tool to use for the estimation of fair value for credit derivatives. We further note that in the course of refining the model, management engaged in ongoing discussion with its outside accountants, who concurred with management's conclusion that the impact on the resulting fair value, as a result of the refinements made to the model is a change in estimate. As such, we respectfully submit that management's previous application of absolute changes in spreads, rather than relative changes in spreads, is not a mathematical mistake, nor does it represent an oversight or misuse of facts existing at the time the previous model was applied. The Company believes that the previous model provided a reasonable estimation basis as it reflected modeling techniques, data and information available to management at the time of application, and was consistently and appropriately applied. The Company's accounting policy is to "review its valuation model from time to time and make enhancements as best-practices in the industry develop". The changes in the estimation model, including the use of relative spreads, are in response to developments in best practice and additional experience and information. Thus, the revision to the model and resultant adjustment to the fair value of the Company's credit derivative portfolio is a change in estimate under the provisions of ABP 20 paragraph 13.

4. SINCE YOU DISCLOSE THAT THERE ARE REASONABLY LIKELY CHANGES IN YOUR ASSUMPTIONS IN THE VALUATION OF DERIVATIVE EXPOSURES, PLEASE DISCLOSE THE REASONABLY LIKELY CHANGES IN THESE ASSUMPTIONS AND QUANTIFY THE EFFECT THESE CHANGES WOULD HAVE ON YOUR OPERATIONS AND FINANCIAL POSITION.

                     In light of the fact that the Company is not a market maker with respect to credit derivative transactions, the Company respectfully submits that it is unable to identify or estimate what specific developments in markets, modeling and data may occur in the future or the likelihood of any specific change and thus is unable to quantify the effect of such changes on operations or financial position. We note that the credit default swap policies that we reinsure provide protection to highly customized baskets of risk and that all such policies are held to maturity, so that there is no active trading market in these types of policies. However, the Company is aware that derivative markets are evolving and new information is developing that may provide more readily observable data on the valuation of these instruments, which may reduce the Company's dependence on the
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Mr. Jeffrey P. Riedler
April 7, 2006
Page 4


           internally developed model in the future. The disclosure in the Registration Statement has been supplemented to indicate the impact of a change in fair value estimate on operations and liquidity. See page 36.

COMBINED FINANCIAL STATEMENTS
NOTES TO COMBINED FINANCIAL STATEMENTS
NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES
(g) DERIVATIVE INSTRUMENTS, PAGE F-11

5. WE REFER TO YOUR RESPONSE TO COMMENT 30 WHERE YOU STATE THAT CREDIT DEFAULT SWAPS DO NOT MEET THE DEFINITION OF REINSURANCE FOR US GAAP PURPOSES AND WE ALSO REFER TO YOUR DISCLOSURE ON PAGE F-11 WHERE YOU STATE YOU HAVE ENTERED INTO AGREEMENTS TO REINSURE DERIVATIVE INSTRUMENTS. PLEASE REVISE YOUR DISCLOSURES, WHERE APPLICABLE, TO HIGHLIGHT THE FACT THAT THE REINSURANCE PROTECTION YOU PROVIDE DOES NOT MEET THE DEFINITION OF REINSURANCE UNDER US GAAP (I.E. SFAS 113) AND DESCRIBE THE REASONS WHY THE REINSURANCE PROTECTION YOU PROVIDE DOES NOT MEET THE DEFINITION OF REINSURANCE UNDER SFAS 113.

                     The disclosures in the Registration Statement on pages 35 and F-11 have been revised as suggested.

NOTE 10.  LOSS AND LOSS EXPENSE RESERVE, PAGE F-19

6. WE NOTE YOUR RESPONSE TO COMMENT 29 AND THE RELATED REVISED DISCLOSURE ON PAGES F-11 AND F-19. SINCE YOU HAVE MODIFIED THE CAPTION 'NET INCURRED LOSS' TO 'ADDITIONS TO CASE RESERVES' IN THE SOP 94-5 ROLLFORWARD, PLEASE PROVIDE A RECONCILIATION IN YOUR FOOTNOTES THAT RECONCILES THE TOTAL INCURRED LOSS AND LOSS ADJUSTMENT EXPENSES TO THE INFORMATION FOUND IN YOUR ROLLFORWARD. FOR 2005, PLEASE TELL US WHY THE SUM OF TOTAL ADDITIONS TO CASE RESERVES AND THE CHANGE IN UNALLOCATED LOSS RESERVE DOES NOT EQUAL THE INCURRED LOSSES AND LOSS ADJUSTMENT EXPENSES PER THE INCOME STATEMENT. IN ADDITION, PLEASE CLARIFY FOR US WHETHER THE "TRANSFERS TO CASE RESERVES" BALANCE REPRESENTS THE DECREASE IN THE UNALLOCATED RESERVES ATTRIBUTED TO THE PAR AMOUNT THAT IS REMOVED, ONCE A CASE RESERVE IS ESTABLISHED, FROM THE TOTAL PAR USED TO CALCULATE THE UNALLOCATED RESERVE.

                     The Company has updated the table and disclosure in Note 10, page F-19, modifying the SOP 94-5 rollforward to better clarify incurred losses, and has added the requested reconciliation in Note 10, page F-19.

                     In responding to the request for clarification, we note that the "transfers to case reserves" does not represent the decrease in the unallocated reserves attributed to the par amount removed from the unallocated reserve calculation when a case reserve is established. The "transfer to case reserves" is a reduction or an increase in the formula calculated unallocated loss reserve that is undertaken when in the judgment of the Company's Management Committee such a transfer is appropriate to achieve the best
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Mr. Jeffrey P. Riedler
April 7, 2006
Page 5


           estimate of total loss reserve. The transfer to case reserves is a result of the application of the guidelines described in the third paragraph of Note 2(f) on page F-11.

NOTE 13, STOCK OPTION PLAN, PAGE F-22

7. WE HAVE READ YOUR RESPONSE TO COMMENT 35 AND WE NOTE FROM YOUR DISCLOSURE THAT YOU USED THE MINIMUM VALUE METHOD TO DETERMINE THE FAIR VALUE OF YOUR STOCK OPTIONS AT GRANT DATE, BUT YOU GO ON TO STATE THAT THE FAIR VALUE OF THE STOCK OPTIONS GRANTED WAS EQUAL TO THE BOOK VALUE PER SHARE AT THE MOST RECENT QUARTERLY REPORTING PERIOD. PLEASE EXPLAIN TO US AND IN THE DISCLOSURE HOW THE MINIMUM VALUE METHOD EQUALED THE BOOK VALUE OF THE COMPANY. PLEASE QUANTIFY AND EXPLAIN ANY RECONCILING DIFFERENCES IN YOUR DISCLOSURE.

                     The Company has revised the disclosure in Note 13, page F-22 to clarify the disclosure regarding valuation method. In addition, we provide the following information:

                     The Company values its stock options using the intrinsic value method under APB 25 and therefore there is no compensation expense unless the exercise price of the stock option is less than the market value at the grant date. With the exception of the options issued to the current CEO of the Company, the exercise price at the grant date for each option issued is equal to the book value which the Company has concluded as being equivalent to market value and as such there is no compensation expense recorded.

                     For disclosure requirements under FAS 123, we value our stock options using the minimum value method, which excludes a volatility assumption in the fair value calculation. To clarify, the fair value of the option calculated under the minimum value method does not equal the Company's book value.

                             ----------------------

           Please note that we are providing supplementally herewith for your review a draft of the opinion of Conyers Dill & Pearman that they are prepared to issue with respect to the Company's common shares to be registered under the Registration Statement. An executed opinion will be filed as Exhibit 5.1 to a subsequent amendment to the Registration Statement upon receipt of all necessary corporate approvals.

           Thank you for your consideration. If you have any further questions or comments, please contact me at 212-424-8616.

                                                 Sincerely,

                                                 /s/ Michael Groll

                                                 Michael Groll

cc:        Richard Lutenski
           RAM Holdings Ltd.

           Victoria Guest
           RAM Holdings Ltd.

           Michael J. Schiavone
           Shearman & Sterling LLP
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                                                                CD&P DRAFT (2) -
                                                                    4 APRIL 2006

            FOR REVIEW AND DISCUSSION PURPOSES ONLY - SUBJECT TO DUE
                     DILIGENCE AND REVIEW OF DOCUMENTATION

- April 2006

RAM Holdings Ltd.                        DIRECT LINE:    299 4954
RAM Re House                             E-MAIL:         Marcello.Ausenda@conyersdillandpearman.com
46 Reid Street                           OUR REF:        MAA/edm/378137/corpdocs/172485
Hamilton HM 12                           YOUR REF:
Bermuda

Dear Sirs

RAM HOLDINGS LTD. (THE "COMPANY")

We have acted as special legal counsel in Bermuda to the Company in connection with a registration statement on form S-1 (Registration No. 333-131763) filed with the U.S. Securities and Exchange Commission (the "Commission") on 10 February 2006 as amended (the "Registration Statement", which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) relating to the registration under the U.S. Securities Act of 1933, as amended, (the "Securities Act") of an aggregate of [INSERT NUMBER] common shares, par value US$0.10 each of which [INSERT NUMBER] are being offered by the Company and [INSERT NUMBER] (the "Issued Shares") are being offered by certain selling shareholders of the Company (the "Selling Shareholders") together with an additional [INSERT NUMBER] common shares, par value US$0.10 each subject to an over-allotment option granted to the underwriters by the Selling Shareholders (the "Common Shares").

For the purposes of giving this opinion, we have examined a copy of the Registration Statement. We have also reviewed the memorandum of association and the bye-laws of the Company, each certified by the Secretary of the Company on - 2006, copies of minutes of a meeting of the members of the Company held on 1 March 2006, unanimous written resolutions of the members of the Company dated - 2006, minutes of a meeting of the board of directors of the Company held on 1 March 2006, unanimous written resolutions of the board of directors of the Company dated 8 February 2006, - 2006 and - 2006 (together, the "Minutes") and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention, (c) the accuracy and completeness of all factual representations made in the Registration Statement and other documents reviewed by us,

(d) that the resolutions contained in the Minutes were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended, (e) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein, (f) that upon issue of any shares to be sold by the Company the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for the purposes of the filing of the Registration Statement and the offering of the Common Shares by the Company and is not to be relied upon in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1. The Company is duly incorporated and existing under the laws of Bermuda in good standing (meaning solely that it has not failed to make any filing with any Bermuda government authority or to pay any Bermuda government fees or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda).

2. When issued and paid for as contemplated by the Registration Statement, the Common Shares (other than the Issued Shares) will be validly issued, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

3.  Based solely upon a review of the register of members of the Company dated
    - 2006, certified by the Secretary of the Company, the Issued Shares are validly issued, fully paid and non-assessable.

4. The statements under the caption "Material Tax Considerations" in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Bermuda law, are accurate in all material respects and that such statements constitute our opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the captions "Legal Matters" and "Material Tax Considerations" in the prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are within the category of persons whose consent is required under
Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully

CONYERS DILL & PEARMAN